Exhibit 99.1

500.com Limited Announces Share Repurchase Program

SHENZHEN, China, February 26, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that its board of directors approved a share repurchase program, effective immediately.

Under the program, the Company is authorized to repurchase up to US$30 million worth of outstanding American depositary shares (“ADSs”) from time to time depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The share repurchase program will be funded with the Company’s available working capital. As of December 31, 2014, the Company had approximately 23.4 million ADSs outstanding including 3.5 million restricted ADSs and cash(1) of approximately RMB914.2 million (US$146.2 million) (2).

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(1) Including cash and cash equivalents of RMB485.6 million (US$77.6 million), restricted cash of RMB12.7 million (US$2 .0 million) and time deposits of RMB415.9 million (US$66.5 million)

(2)This announcement contains the translation of a certain RMB amount into U.S. dollars at a specified rate solely for the convenience of the reader. The translation from RMB to U.S. dollars is made at a rate of RMB6.2546 to US$1.00, the effective noon buying rate as of February 20, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the third six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com